[redacted]

11020801

SECURI[...] ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
189

SEC FILE NUMBER
8- 47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Freedom Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal **(212) 668-5782**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investments, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM JAMES McCABE
Notary Public, State of New York
No. 02MC6184846
Qualified in New York County
Commission Expires April 7, 2012

Signature

Chairman & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 5,231,051
Cash and securities segregated under Federal and other regulations	13,886,061
Receivable from customers	463,503
Securities owned, at fair value	129,227
Due from Parent	136,581
Office facilities, net	60,177
Deferred taxes	134,485
Other assets	148,105
Total assets	$ 20,189,190
Liabilities and Stockholder's Equity	
Payable to customers	$ 13,770,109
Due to Parent	88,723
Securities sold, not yet purchased, at fair value	188
Income taxes payable	91,961
Accrued expenses and other liabilities	785,680
Total liabilities	14,736,661
Commitments and contingencies (Notes 6 and 9)	
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Retained earnings	735,135
Total stockholder's equity	5,452,529
Total liabilities and stockholder's equity	$ 20,189,190

The accompanying notes are an integral part of this financial statement.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash of $3,129,068 held with one financial institution and money market funds of $2,101,983. The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivable from customers are primarily comprised of balances due to the Company for customer investing plans. Payable to customers are primarily comprised of balances related to customer cash transactions.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are recorded at fair value. The Company's securities owned and securities sold not yet purchased are comprised of equity securities, valued based on quoted prices and therefore classified as Level 1 within the fair value hierarchy. All securities transactions are cleared through the Parent.

Customers' securities and transactions are reported on a settlement date basis which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis.

3. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $10,886,401 and U.S. Treasury bills with a fair value of $2,999,660 were held at year-end in a special reserve bank account for the exclusive benefit of customers in accordance with regulatory requirements.

4. Office Facilities

The components of office facilities at December 31, 2010 are as follows:

Leasehold improvements	$ 64,957
Accumulated amortization	(4,780)
	$ 60,177

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $4,878,723, which exceeded minimum capital requirements by $4,628,723.

6. Commitments

The Company leases office space expiring in 2015.

Future minimum rental commitments under such operating leases are as follows:

2011	$ 360,544
2012	353,828
2013	330,924
2014	332,703
2015	322,916
	$ 1,700,915

Certain leases contain escalation clauses.

7. Financial Instruments with Off-balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

8. Income Taxes

The Company is included in the Oppenheimer Holdings, Inc. consolidated U.S. Federal income tax return and files a separate state income tax return. The provision for income tax is computed on a separate company basis.

Deferred income taxes are temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred tax assets result from temporary differences related to the differences in reserve for bad debt and deferred fees. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Management has evaluated its tax positions for the year ended December 31, 2010 and determined that it has no uncertain tax positions requiring financial statement recognition.

9. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk.

Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash equivalents of $2,101,983 and securities owned of $129,227 are held in the Company's brokerage account with the Parent. The Company is included in the Parents calculation of reserve requirements for the proprietary accounts of introducing brokers.

At December 31, 2010, the Company had an amount due from the Parent of $136,581 primarily related to dividends earned by the Company's customers. These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent. The Company also had an amount due to the Parent of $88,723 primarily related to operational expenses. These expenses are initially paid by the Parent and subsequently reimbursed to the Parent by the Company.

10. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2010 and through February 28, 2011 and determined that there are no events that have occurred that would require recognition or additional disclosure in these financial statements.

Freedom Investments, Inc.

Statement of Financial Condition
December 31, 2010

Freedom Investments, Inc.
Index
December 31, 2010

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–5

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us